Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
 on November 29, 2012

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he shall be unable to attend the meeting, Dr. Ido Schechter - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 29, 2012 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

X	Please mark your votes as in this example

		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO. 1: Election of directors				4.
PROPOSAL NO. 4: to approve the terms of compensation of Mr. Nakar, the Company’s Active Chairman, as detailed above, to be effective retroactively from January 1, 2012 and onwards, and the principals for determining entitlement to payment to a bonus for 2012.
						☐	☐	☐
	Izhak Nakar	☐	☐	☐

	Elie Housman	☐	☐	☐	5.
PROPOSAL NO. 5.  to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee of the Company.
						☐	☐	☐
	Ido Schechter	☐	☐	☐
	Lyron Bentovim	☐	☐	☐

2.	PROPOSAL NO. 2: To approve the terms of compensation for the Company's directors for 2013.	☐	☐	☐

3.	PROPOSAL NO. 3: to approve the terms of compensation of Dr. Schechter, to be effective retroactively from January 1, 2012 and onwards and the principles for payment of the cash bonus for 2012.	☐	☐	☐

NAME OF SHAREHOLDER IN BLOCK LETTERS	(SIGNATURE OF SHAREHOLDER)	DATE

Note:	If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.